## JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned with respect to the Class A common stock, par value $0.0001 par value per share, of Sitio Royalties Corp., and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: August 21, 2025

**SOURCE ENERGY PERMIAN II, LLC**

By: /s/ Luke Allen
Name: Luke Allen
Title:  Chief Executive Officer

**SIERRA ENERGY ROYALTIES, LLC**

By: /s/ Luke Allen
Name: Luke Allen
Title:  Chief Executive Officer

**SOURCE ENERGY PARTNERS, LLC**

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By: /s/ Henry Orren
Name: Henry Orren
Title:  Senior Vice President

**OCM FIE, LLC**

By: /s/ Henry Orren
Name: Henry Orren
Title:  Managing Director

**OAKTREE CAPITAL MANAGEMENT LP**

By: /s/ Henry Orren
Name: Henry Orren
Title:   Managing Director

**OAKTREE CAPITAL HOLDING, LLC**

By: /s/ Henry Orren
Name: Henry Orren
Title:   Managing Director

**OAKTREE CAPITAL GROUP HOLDINGS GP, LLC**

By: /s/ Henry Orren
Name: Henry Orren
Title:   Managing Director